SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
 SCHEDULE TO
 TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CAPSTONE TURBINE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14067D102
(CUSIP Number of Class of Securities of Underlying Common Stock)

Susan Cayley
Vice President, General Counsel and Secretary
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California 91311
(818) 734-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Neil Wolff, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$991,619.92	$80.22

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,026,013 shares of common stock of Capstone Turbine Corporation having an aggregate value of $991,619.92 as of June 23, 2003 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80.22
Form or Registration No.:	Schedule TO
Filing Party:	Capstone Turbine Corporation
Date Filed:	June 25, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to a Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed by Capstone Turbine Corporation, a Delaware corporation (“Capstone” or the “Company”), on June 25, 2003 in connection with an offer by the Company to certain eligible persons to exchange options with exercise prices greater than or equal to $2.00 per share that are currently outstanding under the Capstone Turbine Corporation 1993 Incentive Stock Plan and 2000 Equity Incentive Plan to purchase an aggregate of 1,026,013 shares of the Company’s Common Stock, par value $0.001 per share, for new options that will be granted under the 2000 Equity Plan, upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange Certain Outstanding Options for New Options dated July 9, 2003 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i). Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) reside in the United States, (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled and (iii) are non-executive employees of the Company or its subsidiaries. Consultants to the Company, the Company’s executive officers, executive management and members of the Company’s Board of Directors are not “eligible persons.”

     This Amendment No. 1 reflects amendments which were made to (a) Question 20 and Sections 2, 4, 5, 6, 7, 10, 14, 15, 17 and 18 of the Offer to Exchange attached to the Schedule TO as Exhibit (a)(1)(i), along with the addition of Schedule B to the Offer to Exchange and related changes to page references and dates within the Offer to Exchange, (b) several pages of the Election Form attached to the Schedule TO as Exhibit (a)(1)(iii) and (c) several pages of the Form of Notice to Withdraw from the Offer attached to the Schedule TO as Exhibit (a)(1)(iv). In addition, Exhibits (a)(1)(iii) through (a)(1)(ix) have all been revised to update the references therein to the Offer to Exchange dated June 25, 2003 so as to refer instead to the most recent version of the Offer to Exchange, as it may be amended. Also, new Exhibit (a)(1)(xiii), which is the cover e-mail that will be distributed to eligible persons accompanying the revised Offer to Exchange, is filed herewith.

     The response to Question 20 in the Offer to Exchange is hereby amended by substituting “in our reasonable discretion” in place of “in our sole discretion” in the first sentence of the response.

     Section 2 of the Offer to Exchange is hereby amended by substituting “in our reasonable discretion” in place of “in our sole discretion” in the first sentence of the second paragraph of the section.

     Section 4 of the Offer to Exchange, in the paragraph under the heading “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects,” is hereby amended by (a) in the first sentence, substituting “in our reasonable discretion” in place of “in our sole discretion” and (b) in the fourth sentence, clarifying that, if Capstone grants any waiver of a condition of the offer or any defect or irregularity in any tender of any options by a particular option holder, that waiver will be granted with respect to all option holders and all tendered options.

     Section 5 of the Offer to Exchange, in the second sentence of the second-to-last paragraph of the section, is hereby amended by substituting “in our reasonable discretion” in place of “in our sole discretion.”

     Section 6 of the Offer to Exchange is hereby amended to specify that Capstone will distribute the Promise to Grant Stock Option(s) within three business days following the date that exchanged options are cancelled.

     Section 7 of the Offer to Exchange is hereby amended by (a) in the second bullet point paragraph in Section 7, deleting the phrase “or impair the contemplated benefits of the Offer to us” and (b) in the last paragraph under Section 7, substituting the phrase “in our reasonable discretion” in place of “in our sole discretion.”

     Section 10 of the Offer to Exchange is hereby amended by the addition of disclosure relating to the book value of Capstone’s outstanding stock as of March 31, 2003 and Capstone’s ratio of earnings to fixed charges, measured as of various dates.

     Section 14 of the Offer to Exchange is hereby amended by (a) in the first and last paragraphs of the section, revising the language to clarify that the section describes all material U.S. federal income tax consequences related to the exchange of options pursuant to the Offer and (b) in the fourth paragraph in Section 14, adding information concerning the holding period requirements applicable to incentive stock options.

     Section 15 of the Offer to Exchange is hereby amended by substituting “in our reasonable discretion” in place of “in our sole discretion” in both (a) the first sentence of the first paragraph of the section and (b) the first sentence of the third paragraph of the section.

     Section 17 of the Offer to Exchange is hereby amended by the deletion of the fourth numbered paragraph, so as to eliminate the incorporation by reference of documents filed after the date of the commencement of the offer.

     Section 18 of the Offer to Exchange is hereby amended by the addition of a cross-reference to new Schedule B.

     The Offer to Exchange is hereby amended by the addition of Schedule B, which sets forth certain summary financial information relating to Capstone.

     Paragraph (a) on page 1 of the Election Form is hereby amended by the deletion of the words “and read in full.” Paragraph (g) on page 1 of the Election Form is hereby amended by the deletion of the words “and read.” In addition, with respect to any Election Forms that have been, or will be, executed and returned to us by any optionees, we will not enforce the previous requirement that optionees acknowledge that they have read the Offer to Exchange or the instructions to the Election Form. The second paragraph on page 2 of the Election Form and numbered paragraph 8 on page 2 of the Instructions to the Election Form are both hereby amended by substituting “in its reasonable discretion” in place of “in its sole discretion.”

     The second paragraph on page 1 of the Notice to Withdraw from the Offer is hereby amended by the deletion of the last sentence (“I have read all of the terms and conditions of the Offer, including the consequences of withdrawing.”) in its entirety. The sixth paragraph on page 1 of the Notice to Withdraw from the Offer is hereby amended by the deletion of the words “and read.” In addition, with respect to any Notices to Withdraw from the Offer that have been, or will be, executed and returned to us by any optionees, we will not enforce the previous requirement that optionees acknowledge that they have read the Offer to Exchange or the instructions to the Notice to Withdraw from the Offer. Numbered paragraph 5 on page 2 of the Instructions to the Notice to Withdraw from the Offer is hereby amended by substituting “in its reasonable discretion” in place of “in its sole discretion.”

Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(1)(i)
EXHIBIT (a)(1)(iii)
EXHIBIT (a)(1)(iv)
EXHIBIT (a)(1)(v)
EXHIBIT (a)(1)(vi)
EXHIBIT (a)(1)(vii)
EXHIBIT (a)(1)(viii)
EXHIBIT (a)(1)(ix)
EXHIBIT (a)(1)(xiii)

     This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2003.

(a)(1)(ii)*	Letter from Emily Liggett dated June 25, 2003.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.

(a)(1)(v)	Form of Promise to Grant Stock Option(s).

(a)(1)(vi)	Form of E-mail confirmation of receipt of Election Form.

(a)(1)(vii)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

(a)(1)(viii)	Form of E-mail reminder about Expiration of Offer.

(a)(1)(ix)	Form of E-mail notification of acceptance and cancellation of tendered options.

(a)(1)(x)*	Stock Option Exchange Program Presentation.

(a)(1)(xi)**	Capstone Turbine Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Corporation on March 31, 2003 and incorporated herein by reference.

(a)(1)(xii)***	Capstone Turbine Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.

(a)(1)(xiii)	E-mail from Emily Liggett accompanying revised offer materials.

(b)	Not applicable.

(d)(1)****	Capstone Turbine Corporation 1993 Incentive Stock Plan, incorporated herein by reference to Exhibit 10.3 to Capstone’s registration statement on Form S-1 (File No. 333-33024) filed with the Securities and Exchange Commission on March 22, 2000.

(d)(2)*	Form of stock option agreement for Capstone Turbine Corporation 1993 Incentive Stock Plan.

(d)(3)*	Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(4)*	Form of stock option agreement for Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(5)*	Capstone Turbine Corporation 2000 Equity Incentive Plan Prospectus.

(g)	Not applicable.

Exhibit
Number	Description

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed by Capstone Turbine Corporation on June 25, 2003.

**	Previously filed with the Securities and Exchange Commission on March 31, 2003.

***	Previously filed with the Securities and Exchange Commission on May 15, 2003.

****	Previously filed with the Securities and Exchange Commission on March 22, 2000.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CAPSTONE TURBINE CORPORATION

By:	/s/ Emily Liggett

Emily Liggett
Chief Executive Officer (Interim)

Date: July 9, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2003.

(a)(1)(ii)*	Letter from Emily Liggett dated June 25, 2003.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.

(a)(1)(v)	Form of Promise to Grant Stock Option(s).

(a)(1)(vi)	Form of E-mail confirmation of receipt of Election Form.

(a)(1)(vii)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

(a)(1)(viii)	Form of E-mail reminder about Expiration of Offer.

(a)(1)(ix)	Form of E-mail notification of acceptance and cancellation of tendered options.

(a)(1)(x)*	Stock Option Exchange Program Presentation.

(a)(1)(xi)**	Capstone Turbine Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Corporation on March 31, 2003 and incorporated herein by reference.

(a)(1)(xii)***	Capstone Turbine Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.

(a)(1)(xiii)	E-mail from Emily Liggett accompanying revised offer materials.

(d)(1)****	Capstone Turbine Corporation 1993 Incentive Stock Plan, incorporated herein by reference to Exhibit 10.3 to Capstone’s registration statement on Form S-1 (File No. 333-33024) filed with the Securities and Exchange Commission on March 22, 2000.

(d)(2)*	Form of stock option agreement for Capstone Turbine Corporation 1993 Incentive Stock Plan.

(d)(3)*	Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(4)*	Form of stock option agreement for Capstone Turbine Corporation 2000 Equity Incentive Plan.

(d)(5)*	Capstone Turbine Corporation 2000 Equity Incentive Plan Prospectus.

*	Previously filed as an exhibit to the Schedule TO filed by Capstone Turbine Corporation on June 25, 2003.

**	Previously filed with the Securities and Exchange Commission on March 31, 2003.

***	Previously filed with the Securities and Exchange Commission on May 15, 2003.

****	Previously filed with the Securities and Exchange Commission on March 22, 2000.